UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-38627

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RIVERVIEW FINANCIAL CORPORATION

3901 North Front Street

Harrisburg, PA 17110

Riverview Financial Corporation 401(k) Retirement Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Riverview Financial Corporation 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Riverview Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i—schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

We have served as the Plan’s auditor since 2018.

Kingston, Pennsylvania

June 25, 2020

Riverview Financial Corporation 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Noninterest bearing cash	$1,295	$1,420

Investments, at fair value:
Mutual funds	16,826,735	14,656,351
Riverview Financial Corporation common stock	1,038,606	950,327
Common collective trusts	1,035,158	1,007,638
Money market	11,815	17,318

Total investments, at fair value	18,912,314	16,631,634

Receivables:
Notes receivable from participants	258,274	261,203

Total assets	19,171,883	16,894,257
Liabilities:
Due to broker	1,288	1,404

Net assets available for benefits	$19,170,595	$16,892,853

See accompanying notes to the financial statements.

Riverview Financial Corporation 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2019
Additions:
Contributions:
Participants	$859,792
Employer	517,283
Rollovers	502,269

Total contributions	1,879,344
Net appreciation in fair value of investments	2,842,901
Interest and dividends	492,155
Interest income on notes receivable from participants	13,005

Total additions	5,227,405

Deductions:
Benefits paid to participants	2,896,915
Deemed distributions	19,204
Administrative expenses	33,544

Total deductions	2,949,663

Net increase	2,277,742
Net assets available for benefits:
Beginning of year	16,892,853

End of year	$19,170,595

See accompanying notes to the financial statements.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

1. Description of Plan

The following description of the Riverview Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Human Resource department of Riverview Bank.

General

The Plan is a defined contribution plan covering all employees of Riverview Financial Corporation’s (“Riverview” or “Company”) wholly-owned subsidiary, Riverview Bank, with the exception of certain nonresident aliens who have no earned income from sources within the United States and leased employees. Modifications were made to the Plan effective July 1, 2019. A Summary of the Material Modifications made to the Plan include the following:

Eligibility Conditions—All Contributions: Employees are eligible to participate in the Plan provided they satisfy the following eligibility conditions:

•	Attainment of age 18.

•

Completion of three consecutive months from the employee’s date of employment during which the employee must complete 250 hours of service, which was modified from the completion of six consecutive months from the date of employment during which the employee must complete 500 hours of service. If the employee does not complete 250 hours of service within their first three consecutive months of employment, then they will have satisfied the service requirement if they are credited with a year of service.

The age and service requirements are waived for former employees of Halifax National Bank and The First National Bank of Marysville who were employed on December 30, 2008. Such eligible employees entered the Plan on this date, which is considered their entry date.

Automatic Deferrals: Effective for Plan years beginning after July 1, 2019, the Plan includes an automatic salary deferral feature. Riverview will automatically withhold a portion of an employee’s compensation from their pay each payroll period and contribute that amount to the Plan as a pre-tax 401(k) deferral. The automatic deferral provisions apply to all Plan participants, except those who have a salary deferral agreement in effect on the automatic deferral provisions effective date.

The following provisions apply to these automatic deferrals:

•

An employee may complete a salary deferral agreement to elect an alternative deferral amount or elect not to defer under the Plan in accordance with the deferral procedures of the Plan. The election will generally remain in effect until the employee modifies or terminates it.

•	The amount to be automatically withheld from an employee’s pay each payroll period will be equal to 4% of their compensation.

•

While an employee continues to be a Plan participant, the automatic deferral amount will increase by 1% of compensation up to a maximum of 8% of compensation. Such increase will be applied as of the second period that begins after the period in which the initial deferral amount was withheld and will occur as of the beginning of each subsequent plan year.

•

If an employee’s salary deferrals are automatically suspended under the terms of the Plan, then the deferral agreement that was in place prior to the suspension will continue to be in effect after the suspension.

Conditions for Distributions Upon Severance of Employment: If employment terminates for reasons other than death, disability or early or normal retirement, the employee will be entitled to receive only the “vested percentage” of their account balance. An employee may elect to have their vested account balance distributed to them as soon as administratively feasible following their termination of employment. However, if the value of the vested account balance does not exceed $5,000, then a distribution will be made regardless of whether the employee consents to receive it.

Automatic IRA Rollover: If a mandatory distribution is being made because the employee’s vested interest in the Plan exceeds $1,000 but does not exceed $5,000, then the Plan will rollover the distribution to an IRA if no affirmative election to either receive or roll over the distribution was made by the employee. The IRA provider selected by the Plan will invest the rollover funds in a type of investment designed to preserve principal and provide a reasonable rate of return and liquidity. Or the employee may transfer the IRA funds to any other IRA of their choice.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

In-Service Distributions: Plan participants may be entitled to receive an in-service distribution. This distribution is not in addition to the participant’s other benefits and will therefore reduce the value of the benefits that will be distributed at retirement. This distribution is made at the election and will be made in accordance with the forms of distributions available under the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Trustees are responsible for oversight of the Plan. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Trustees.

Contributions

Participants can elect to defer a portion of their compensation as a contribution to their 401(k) accounts in an amount ranging from 0% to 80% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service (IRS) limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute or rollover amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Effective for Plan years beginning after July 1, 2019, the Plan included an automatic salary deferral feature. Riverview will automatically withhold 4% of an employee’s compensation from their pay each payroll period and contribute that amount to the Plan as a pre-tax 401(k) deferral. The automatic deferral amount will increase by 1% of compensation up to a maximum of 8% of compensation while the participant is still employed by the Company. Such an increase will be applied as of the second period that begins after the period in which the initial deferral among was withheld and will occur as of the beginning of each subsequent Plan Year. The automatic deferral provision applies to all Plan participants, except those who have a salary deferral agreement in effect on the automatic deferral provisions effective date.

The Company makes a safe harbor match contribution each payroll period in an amount equal to 100% of the amount contributed by the participant up to 4%. Participant contributions in excess of 4% of their compensation are not matched. Participants are eligible to receive this match only if they are making 401(k) contributions. The contributions are held in a safe harbor matching contribution account.

The Company also, at its discretion, may make an annual profit sharing contribution based on the Company’s financial performance. The allocation of the profit sharing contribution is based on each eligible participant’s compensation in proportion to the compensation received by all eligible participants during the plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s safe-harbor match, discretionary profit sharing, and transitionary contributions (when applicable), and an allocation of Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions as well as the safe-harbor match contributions made by the Company. Vesting in the Company profit sharing contributions is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. A participant may have only one loan at a time. Interest rates are established based on the prime rate plus 1%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

Notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Administrative Costs

Certain expenses to maintain the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Forfeited Accounts

As of December 31, 2019 and 2018, forfeited employer matching non-vested accounts amounted to $5,533 and $1,224, respectively. The forfeited balances of terminated participants’ non-vested accounts from the profit sharing account are reallocated to eligible participants along with the profit sharing contribution for the Plan year.

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date. However, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trustees of the Plan determine the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurements.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2019, through the filing date of this Form 11-K and has identified the following events:

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China. The World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern” and characterized COVID-19 as a pandemic. The U.S. government has also implemented enhanced screenings, quarantine requirements and travel restrictions in connection with the COVID-19 outbreak. The spread of this virus has the potential to cause business disruption to the Plan Sponsor beginning in March 2020, due to state government-imposed shutdowns of businesses and other results of the illness. The Plan Sponsor expects this matter may have a negative impact on the Plan’s future results, the extent of the impact of the COVID-19 on the Plan Sponsor and the Plan’s performance will depend on future developments, including the duration and spread of the outbreak, which are highly uncertain and cannot be predicted.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”). The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions as a way of providing additional access to retirement funds should a financial need arise due to the current pandemic:

•	Special coronavirus distributions up to $100,000 without penalty.

•	Increase the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance for loans issued between March 27, 2020 to September 22, 2020.

•	Extend the period for loan repayments, if applicable, up to one year.

3. Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Riverview Financial Corporation Common Stock: The fair market value of the stock is the average of the highest and lowest trading prices for the stock on the applicable date or, if no trade of stock occurred on that day, the fair market value shall be determined by reference to such prices on the next preceding day on which such prices were quoted.

Common collective trusts: The Plan uses net asset value of the shares held in the common collective trusts as a practical expedient for determining fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement and no unfunded commitments. Participants are generally able to change investment options on a daily basis without restrictions.

Money market: The Plan’s fair value for the money market fund is valued at the quoted NAV of shares held by the Plan at year end. The money market fund invests in short term U.S government securities and in repurchase agreements collateralized by U.S. government securities. The money market fund provides for daily redemptions, with no advance notice requirement and no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018.

	Assets at fair value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$16,826,735	$—	$—	$16,826,735
Common stock	1,038,606	—	—	1,038,606
Money market	11,815	—	—	11,815
Common collective trusts measured at net asset value (1)		—	—	1,035,158

Investments at fair value	$17,877,156	$—	$—	$18,912,314

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2019 and 2018

	Assets at fair value as of December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$14,656,351	$—	$—	$14,656,351
Common stock	950,327	—	—	950,327
Money market	17,318	—	—	17,318
Common collective trusts measured at net asset value (1)		—	—	1,007,638

Investments at fair value	$15,623,996	$—	$—	$16,631,634

(1)

In accordance with FASB ASC Subtopic 820-10, an investment measured at fair value using the net asset value per share practical expedient has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Related Party Transactions

At December 31, 2019 and 2018, the Plan held investments totaling $1,038,606 and $950,327 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $30,678 for the year ended December 31, 2019. Total shares at December 31, 2019 and 2018 equaled 83,155 and 87,186, respectively. These transactions qualify as party-in-interest transactions.

Shares held in the Riverview Financial Common Stock Fund may be sold at any time at the participant’s discretion at the current market price of the Riverview Financial Corporation common stock listed under the symbol “RIVE” on the Nasdaq Global Market.

Certain Plan investments are managed by Pentegra. Pentegra is the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party in interest transactions. Effective February 1, 2016, Pentegra Services, Inc. (“Pentegra”) provides certain administrative services to the Plan pursuant to a Fiduciary Services Agreement (“FSA”) between the Company and Pentegra. Pentegra receives revenue from mutual fund service providers for services Pentegra provides to the funds. This revenue is used to offset certain amounts owed to Pentegra for its administrative services to the Plan.

Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. Income Tax Status

The Plan has been operating under a determination letter from the IRS dated March 31, 2014, stating that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Riverview Financial Corporation 401(k) Retirement Plan

EIN 38-3917371, Plan 001

Schedule H, Line 4(i)—

Schedule of Assets (Held at End of Year)

December 31, 2019

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Vanguard Target Retirement 2015	Mutual Fund	**	$37,828
	Vanguard Target Retirement 2025	Mutual Fund	**	1,860,248
	Vanguard Target Retirement 2035	Mutual Fund	**	125,482
	Vanguard Target Retirement 2045	Mutual Fund	**	700,926
	Vanguard 500 Index Admiral	Mutual Fund	**	1,146,457
	Vanguard Target Retirement Income	Mutual Fund	**	942,463
	T. Rowe Price Growth Stock I	Mutual Fund	**	1,013,562
	Vanguard Mid Cap Index Admiral	Mutual Fund	**	877,492
	Metropolitan West Total Return Bond	Mutual Fund	**	595,369
	Vanguard Target Retirement 2060	Mutual Fund	**	541,587
	American Beacon Large Cap Value	Mutual Fund	**	667,893
	DFA U.S. Small Cap Value Portfolio	Mutual Fund	**	560,694
	Vanguard Target Retirement 2040	Mutual Fund	**	1,102,933
	Vanguard Target Retirement 2030	Mutual Fund	**	3,808,492
	Vanguard Target Retirement 2050	Mutual Fund	**	401,227
	American Funds Euro Pacific Growth	Mutual Fund	**	365,939
	Vanguard Target Retirement 2055	Mutual Fund	**	226,131
	Vanguard Target Retirement 2020	Mutual Fund	**	1,822,353
	Vanguard Target Retirement 2065	Mutual Fund	**	29,659
	MetLife GAC Series 25053	Common Collective Trust	**	1,035,158
*	Riverview Financial Corporation	Common Stock	**	1,038,606
	Federated Government Obligations	Money market	**	11,815
*	Participant Loans	Interest rates from 4.50% to 6.50%, maturities vary, account balances are pledged as collateral		258,274

				$19,170,588

*	A party-in-interest, as defined by ERISA.
**	Cost is not required for participant-directed investments.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Riverview Financial Corporation 401(k) Retirement Plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Riverview Financial Corporation 401(k) Retirement Plan

Date: June 25, 2020	By:	/s/ Brett D. Fulk
Brett D. Fulk
President and Chief Executive Officer

Date: June 25, 2020	By:	/s/ Scott A. Seasock
Scott A. Seasock
Chief Financial Officer